John J. O’Brien

Partner

215.963.4969

September 16, 2020

FILED AS EDGAR CORRESPONDENCE

John Grzeskiewicz

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Response letter to comments on Post-Effective Amendment No. 20 to the Registration Statement of Adviser Managed Trust (File Nos. 333-169727 and 811-22480)

Dear Mr. Grzeskiewicz:

On behalf of our client, Adviser Managed Trust (the “Trust” or “AMT”), this letter responds to the comments and questions you provided via telephone on August 17, 2020, regarding the Trust’s Post-Effective Amendment No. 20, under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 23, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its Registration Statement filed with the SEC on July 6, 2020 pursuant to Rule 485(a)(2) under the 1933 Act (the “Amendment”), for the purpose of making material changes to the principal investment strategy of the Tactical Offensive Fixed Income Fund (the “Fixed Income Fund”) and adding a new fund, the Tactical Offensive Enhanced Fixed Income Fund (the “Enhanced Fixed Income Fund” and together with the Fixed Income Fund, the “Funds”). As indicated in the Amendment, SEI Investments Management Corporation (“SIMC” or the “Adviser”) serves as investment adviser to the Fund. Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

1.	Comment. Please provide the SEC Staff with an updated and completed fee table for the Funds prior to the Amendment becoming effective.

Response. Per your request, we provided the SEC Staff with the requested fee tables via email on September 15, 2020.

Morgan, Lewis & Bockius LLP

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

2.	Comment. In light of the significant market events that have occurred as a result of the COVID-19 pandemic, please consider whether the Funds’ disclosure should be revised to reflect how these events may impact the Funds and their investments. If the Trust believes that no disclosure changes are warranted, please supplementally explain that view.

Response.       In response to your comment, we have reviewed the Funds’ disclosure and believe that it sufficiently informs shareholders of the risks that pandemics pose to the Funds and their investments. The Funds’ Item 4 disclosure includes references to pandemics and the Funds’ Item 9 and Statement of Additional Information disclosure provides additional information about risks associated with pandemics, which includes specific references to risks resulting from COVID-19 and related market disruptions.

3.	Comment. In the section “Average Annual Total Returns (for the periods ended December 31, 2019),” please consider adding a sentence or footnote to reflect that the Fixed Income Fund’s secondary benchmark was removed based on a recent change to the Fixed Income Fund’s investment strategy.

Response.       SIMC adjusted the Fixed Income Fund’s investment strategy to remove exposure to non-investment grade fixed income securities and fixed income securities of issuers located in emerging markets. As a result of this strategy change, the Fixed Income Fund’s secondary index is no longer relevant. We believe that including an explanatory footnote that indicates that the Fixed Income Fund formerly had a secondary benchmark that has since been removed because it is no longer relevant would not be helpful to investors and could confuse investors. Accordingly, after careful consideration of your comment and reviewing the disclosure requirements of Form N-1A, we have determined not to include an explanatory sentence or footnote in this regard.

4.	Comment. Please disclose in the Fixed Income Fund’s principal investment strategies what indexes the Fund proposes to track, or alternatively, explain to the SEC Staff why such disclosure is not required.

Response.       The specific index or combination of indexes that the portfolio managers allocate to are not as relevant to the Fund’s investors as it would be for a traditional passively-managed fund, which explicitly follows a single designated index – and only that index – each trading day. The Fund’s investment strategy makes clear that the portfolio managers retain the flexibility to utilize one or more indexes to achieve the desired beta or market exposure. Further, per Comment 11 below, we have added additional disclosure regarding factors that may influence the selection of, or change in, an index. Finally, as also noted in the Fund’s investment strategy, the portfolio managers may deviate from the typical allocation to the indexes depending on such factors as market conditions or long-term capital market assumptions. Accordingly, we have determined that it is not necessary to include the requested disclosure in the Fixed Income Fund’s prospectus.

5.	Comment. Please disclose any limitations or targets with respect to the Fixed Income Fund’s relative investment in investment grade versus below investment grade fixed income securities.

Response.       In response to your comment, the Fund will add the following disclosure to its principal investment strategy: “The Fund is not expected to invest more than 15% of its assets in securities rated below investment grade (BB+, B and CCC).”

6.	Comment. Please disclose whether the Fixed Income Fund has set a minimum capitalization requirement for companies in which it will invest.

Response.       The Fixed Income Fund does not limit its investments to fixed income securities of issuers that are of a minimum market capitalization.

7.	Comment. Please consider adding a sentence in the discussion of the Fixed Income Fund’s performance reflecting the change to the Fund’s investment strategy, or alternatively, please supplementally explain to the SEC Staff why additional disclosure is not required.

Response.       In response to your comment, we have added the following sentence to the introductory paragraphs of the Fixed Income Fund’s Performance Information disclosure: “Prior to March 20, 2020, the Fund also materially invested in non-investment grade fixed income securities and fixed income securities of issuers located in emerging markets as part of its principal investment strategies.”

8.	Comment. Please add a footnote to the fee table for the Enhanced Fixed Income Fund stating that fund expenses are estimated expenses.

Response.       The following has been added as a footnote to the “Other Expenses” line of the Fund’s fee table: “Other Expenses are based on estimated amounts for the current fiscal year.”

9.	Comment. Please disclose what indexes the Enhanced Fixed Income Fund proposes to track. Alternatively, please explain to the SEC Staff why such disclosure is not required.

Response.       Please see our response to Comment No. 4 above, which applies equally to the Enhanced Income Fund.

10.	Comment. Please disclose any limitations or targets with respect to the Enhanced Fixed Income Fund’s relative investment in investment grade versus below investment grade fixed income securities, and US and non-US securities. Please disclose whether the Enhanced Fixed Income Fund has set a minimum capitalization requirement for companies in which it will invest.

Response.       Other than as reflected in its disclosure regarding the allocation range to the High Yield Index, the Enhanced Fixed Income Fund does not expect to manage its portfolio against any floors, caps or targets with respect to its relative investment in below investment grade fixed income securities. Similarly, other than as reflected in its disclosure regarding the allocation range to the Emerging Market Index, the Enhanced Fixed Income Fund does not expect to manage its portfolio against any floors, caps or targets with respect to its relative investment in securities of US and non-US issuers. Like the Fixed Income Fund, the Enhanced Fixed Income Fund does not limit its investments to fixed income securities of issuers that are of a minimum market capitalization.

11.	Comment. With respect to both Funds, in Item 9, please consider expanding upon the current disclosure regarding how the Funds choose indexes and how often the indexes are changed.

Response.       In response to your comment, in the section entitled “More Information About Investments,” we have added the following disclosure before the final paragraph in the section:

As disclosed in each Fund’s Principal Investment Strategies, each Fund will seek to track, before fees and expenses, the performance of one or more indexes that represent broad exposure to defined markets (e.g., U.S. investment grade fixed income). A portfolio manager may select an index, or a combination of indexes (and may, from time to time, make changes to such index or combination of indexes) based on an assessment of factors that include, but are not limited to: optimal beta or market exposure, the number of constituents in the index, the process by which an issuer is selected for inclusion in the index; the frequency with which the indexes are reconstituted; and accessibility of index data, including associated cost.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien

4